PRICER

06016306

PRESS RELEASE SUPPL


SEC MAIL
AUG 2 3 2006
WASH, D.C.

from Pricer AB (publ) 14 August, 2006

Pricer's acquisition of Eldat completed

Pricer's acquisition of the competitor Eldat has now been completed. Pricer acquired 100 % of the shares in Eldat today, August 14, 2006 and thus issues 261,8 million new shares (Class B), consisting of 100 % of the approved shares to the former owners of Eldat. The newly subscribed shares will be issued immediately after registration at Bolagsverket (the Swedish Company Registration Office) and will be transmitted to the accounts connected to VPC (the Swedish Central Securities Depository & Clearing Organization) of the new shareholders.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

***Pricer**, founded in 1991 in Sweden, is a leading supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that significantly improve customer profitability and productivity.*

With the widest product range on the market, Pricer's ESL systems are installed in more than 1 450 stores on three continents. Customers include the second largest retail chain in the world and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O list of the Stockholm Stock Exchange. For further information, please visit Pricer´s website. A subscription service for online news releases via e-mail is available on the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

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